

December 28, 2012

<u>Via E-mail</u>
Ms. Vicki J. Duncomb
Vice President and Chief Financial Officer
The Dolan Company
222 South Ninth Street, Suite 2300
Minneapolis, Minnesota 55402

> **Re:** **The Dolan Company**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 2, 2012**
> **Form 8-K Filed November 2, 2012**
> **File No. 1-33603**

Dear Ms. Duncomb:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Financial Statements, page 63</u>

<u>Note 8. Intangible Asset, page 86</u>

<u>Goodwill and Indefinite-Lived Intangible Assets, page 86</u>

1. We note that your $8.2 million balance of indefinite-lived intangible assets consists of trademarks and domain names associated with the Barrett-NDEx and DataStream acquisitions. We have the following comments:

- Please provide us a detailed listing of your indefinite-lived intangible assets as of December 31, 2011.

- Please tell us why you believe these assets are indefinite-lived. Refer to ASC 350-30-35-4 through 35-5 and 350-30-55.

- For each indefinite-lived intangible asset, please describe to us in detail your process for evaluating the remaining useful life in each reporting period after the acquisitions to determine whether events and circumstances continue to support an indefinite useful life. Refer to ASC 350-30-35-16.

Finite-Lived Intangible Assets, page 87

2. We note that you have an amortization period of 2-15 years for customer lists/relationships and a 15-25 year amortization period for long-term service contracts. Please tell how you determined these useful lives and why you believe they are appropriate. In doing so, please provide your analysis of the factors in ASC 350-30-35-3.

Note 10. Long-Term Debt, Capital Lease Obligation, page 89

3. We note that your senior secured debt credit facility has several conditions, including negative covenants, customary events of defaults and financial covenants requiring compliance as of the last day of any fiscal quarter. We further note this agreement was amended subsequent to year end. Please tell us whether you were in compliance with your covenants at December 31, 2011. If the amendments subsequent to year end provided a waiver or cured your default, please disclose this fact. Furthermore, if you were in default of your covenants at year end, please tell us how you considered whether the debt should be classified as current. Refer to ASC 470-10-45-1.

Note 17. Reportable Segments, page 94

4. We note that your litigation support services reportable segment consists of discovery management and document review services through DiscoverReady LLC and appellate services through Counsel Press, LLC. Please tell us whether DiscoverReady LLC and Counsel Press, LLC are operating segments under ASC 280-10-50-1. If they are operating segments that you have aggregated into one reportable segment under ASC 28-10-50-11, please provide us with your detailed analysis supporting aggregation. If you concluded that these are two operating segments for which aggregation is appropriate, please disclose this in future filings. Refer to ASC 280-10-50-21(a).

Form 10-Q for the Quarterly Period Ended September 30, 2012

Note 8. Assets Held for Sale and Discontinued Operations, page 14

5. We note on page 20 that on October 10, 2012 you entered into a Master Settlement
    Agreement with James E Albertelli, P.A. where you sold Albertelli certain assets. We
    also note that the Master Settlement Agreement includes a payment plan for amounts
    owed to you by Albertelli and includes a long-term license of your Veritas processing
    software. We further note in your Form 8-K filed on October 10, 2012 that you have
    restructured your NDeX Florida operations in order to provide your proprietary
    technology to the Albertelli law firm in consideration for licensing fees and other
    financial considerations. We have the following comments:

    • Please tell us which assets were sold to Albertelli on October 10, 2012 and whether
       they represent the assets held for sale of $370 thousand at September 30, 2012.

    • You state on page 20 that you will not have significant continuing involvement after
       October 10, 2012. Given the long-term licensing of your software in exchange for
       licensing fees and other financial considerations, tell us why you believe the cash
       flows of NDeX Florida operations have been eliminated from your ongoing
       operations and why you believe you do not have significant continuing involvement
       in the operations after the disposal transaction. Refer to ASC 205-20-45-1.

    • Please tell us the amount Albertelli owed to you when the Master Settlement
       Agreement was entered into and provide us with a summary of the significant terms
       of the payment plan. Please explain to us how this arrangement does not qualify as
       having significant continuing involvement in the operations after the disposal
       transaction.

6. We note that you committed to a plan of action to sell your NDeX Florida operations
    during the third quarter of 2012 and terminated the services agreement with The
    Albertelli Firm, P.C. We further note that as part of sale, you recorded the operations of
    NDeX Florida as discontinued operations and recorded a $10.0 million charge to bad debt
    expense within discontinued operations. Please tell us the events or changes in
    circumstances that led you to record the bad debt expense during the third quarter of 2012
    rather than earlier in 2012 or in prior years. In doing so, please clearly explain why you
    believed the receivables were collectible prior to the third quarter of 2012 and what
    changed in the third quarter to result in your determination that these amounts were
    uncollectible.

Ms. Vicki J. Duncomb
The Dolan Company
December 28, 2012
Page 4

Form 8-K Filed November 2, 2011

Exhibit 99

7. Your presentation of the non-GAAP measure cash earning per diluted share appears to be a per share non-GAAP liquidity measure prohibited by Question 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations available at our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please either remove this measure in future filings or tell us why you believe it is permissible.

8. We note the disclosure at the top of the first page of your press release of net income and diluted earnings per share excluding impairment and other one-time charges. Please be advised these are non-GAAP measures and must comply with Item 10(e) of Regulation S-K. If you wish to present these measures in future filings, please identify these measures as non-GAAP measures, provide a reconciliation to the most comparable GAAP measure, disclose the reasons why you believe these non-GAAP measures provide useful information to investors and, if applicable, disclose how management uses these non-GAAP measures. Furthermore, please be advised that any per share non-GAAP performance measures should be reconciled to GAAP earnings per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief